December 9, 2015

VIA EDGAR TRANSMISSION

Era Anagnosti, Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.
Registration Statement on Form S-4 (File No. 333-208352)

Dear Ms. Livingston:

Bank of the Ozarks, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 4:00 p.m., Eastern Time, on December 10, 2015, or as soon thereafter as practicable, pursuant to Section 8(a) of the Securities Act of 1933, as amended.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify the undersigned at telephone number (501) 978-2378, upon acceleration of effectiveness of the Registration Statement.

Sincerely,

BANK OF THE OZARKS, INC.

/s/ Greg L. McKinney
By: Greg L. McKinney
Title: Chief Financial Officer and Chief Accounting Officer

cc:	Joshua Samples, SEC
H. Watt Gregory, III, Kutak Rock LLP
Mark Kanaly, Alston & Bird LLP